# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Exzeo Group, Inc., CIK 0001873951
CUSIP: 30234F101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1000 Century Park Drive, Tampa, Florida (FL), 33607
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001439934

## Reporting persons
- Paresh Patel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,572,013; shared voting power 0; sole dispositive power 6,572,013; shared dispositive power 0; aggregate amount beneficially owned 6,572,013 (6.86% of the class)
  Comment: Included in the reported beneficial ownership of the Reporting Person are (i) 1,572,013 shares of common stock and (ii) 5,000,000 shares of common stock underlying options that are currently exercisable. Row 11 represents the percentage of the outstanding shares of common stock held by the Reporting Person based on 90,771,289 shares of common stock issued and outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 11, 2025, increased by 5,000,000 shares underlying options exercisable within 60 days held by the Reporting Person. The Reporting Person has agreed with HCI Group, Inc. that he will not, without the consent of the board of directors of HCI Group, Inc., exercise such options to the extent that the exercise would cause HCI Group, Inc. to own less than 80.1% of the Issuer's outstanding shares of common stock.

## Item 1. Issuer
Name of issuer: Exzeo Group, Inc.
Address of issuer's principal executive offices: 1000 Century Park Drive, Tampa, Florida 33607

## Item 2. Person Filing
Name of person filing: Paresh Patel
Address of principal business office or, if none, residence:
1000 Century Park Drive
Tampa, Florida 33607
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,572,013
Percent of class: 6.86
Sole power to vote or to direct the vote: 6,572,013
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,572,013
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

## Signatures
- Paresh Patel: /s/ Paresh Patel, Paresh Patel (02/13/2026)